Exhibit 21.1

Zuora, Inc.
List of Subsidiaries

Legal Entity Name	Jurisdiction
Beijing ZuRui Technology Company Limited	China
Leeyo Software, Inc.	Delaware, U.S.A.
Zuora Australia Pty Limited	Australia
Zuora Germany GmbH	Germany
Zuora India Private Limited	India
Zuora Italia S.r.l	Italy
Zuora Japan KK	Japan
Zuora Services, LLC	Delaware, U.S.A.
Zuora Sweden AB	Sweden
Zuora UK Limited	England & Wales